Exhibit 2.2

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2019 Telefônica Brasil S.A. (“we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Preferred Shares, without par value	VIVT4	New York Stock Exchange

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Preferred Stock	VIV	New York Stock Exchange

The trading market for our common and preferred shares is the São Paulo Stock Exchange - B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Our preferred shares began trading on the B3 on September 21, 1998 and are traded on the B3 under the symbol “VIVT4” (formerly TLPP4).” Our common shares trade under the symbol “VIVT3” (formerly TLPP3). In the United States, the preferred shares trade in the form of American Depositary Receipts (“ADRs”), each representing one preferred share, issued by Citibank N.A., as depositary, pursuant to a deposit agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADRs (the “Deposit Agreement”). The ADRs commenced trading on the NYSE on November 16, 1998 and are traded on NYSE under the symbol “VIV” (formerly TSP). In connection with this listing (but not for trading), the preferred shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of preferred shares and (ii) ADR holders. Preferred shares underlying the ADSs are held by a Brazilian custodian, as agent for the depositary, and holders of ADSs will not be treated as holders of the preferred shares.

The following summary is subject to and qualified in its entirety by Telefônica Brasil S.A.’s bylaws and of Law No. 6,404 of December 15, 1976, as amended (the “Brazilian Corporate Law”). In Brazil, a company’s bylaws (estatuto social) are the principal governing document of a corporation (sociedade por ações). This is not a summary of all the significant provisions of our bylaws or of the Brazilian Corporate Law and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in our annual report on Form 20-F for the fiscal year ended December 31, 2019 and in the Deposit Agreement, which is an exhibit to our registration statement on Form F-6 filed with the SEC on December 23, 2014.

PREFERRED SHARES

Item 9. General

9.A.3 Pre-emptive rights

See “—Item 10.B Memorandum and articles of association— Description of Our Bylaws—Preemptive Rights” below.

9.A.5 Type and class of securities

As of December 31, 2019, we had outstanding share capital of R$63,571,415,865.09, comprised of 1,690,984,923 total shares, consisting of 571,644,217 issued common shares and 1,119,340,706 issued preferred shares. All of our outstanding share capital is fully paid. All of our shares are without par value. Our preferred shares and common shares are in book-entry form, registered in the name of each shareholder or its nominee. Under the Brazilian Corporate Law, and in accordance with Law 10,303/01 considering that we were a publicly held company before 2001, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital. In addition, our board of directors may increase our share capital up to 1,850,000,000 common or preferred shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting. Our preferred shares are entitled to receive a dividend 10% higher than that attributable to our common shares. See “—Item 10.B Memorandum and

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articles of association— Description of Our Bylaws—Form and Transfer” below for information on transfers of our shares.

Item 9.A.6. Limitations or qualifications

Our preferred shares are entitled to receive a dividend 10% higher than that attributable to our common shares.

Item 9.A.7. Other rights

Our preferred shares are non-voting, except in limited circumstances. Upon our liquidation, our preferred shares will be given preference in the reimbursement of capital, without premium. Our preferred shares are entitled to receive a dividend 10% higher than that attributable to our common shares. The Brazilian Corporate Law provides that, in certain limited circumstances, a dissenting shareholder may withdraw its equity interest from our company and be reimbursed by us for the value of our preferred shares that it then holds. In accordance with the Brazilian Corporate Law, the holders of preferred shares without voting rights or with restricted voting rights are entitled to elect one member and an alternate to our Fiscal Board in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. See “—Item 10.B Memorandum and articles of association” for additional information on the rights evidenced by our preferred shares.

Item 10.B Memorandum and articles of association

The following information describes our common shares and preferred shares and provisions set forth by our bylaws and of the Brazilian Corporate Law. This description is only a summary. You should read and refer to our bylaws (estatuto social) included as Exhibit 1.1 hereto.

Description of Our Bylaws

The following is a summary of the material provisions of our bylaws and of the Brazilian Corporate Law. In Brazil, a company’s bylaws (estatuto social) are the principal governing document of a corporation (sociedade por ações).

General

We are registered with the Board of Trade of São Paulo (Junta Comercial de São Paulo), or JUCESP, under No. 35.3.001588-14. We have been duly registered with the CVM under No. 17671 since August 19, 1998. Our headquarters are located in the city of São Paulo, state of São Paulo, Brazil. Our company has an undetermined period of existence.

As of December 31, 2019, we had outstanding share capital of R$63,571,415,865.09, comprised of 1,690,984,923 total shares, consisting of 571,644,217 issued common shares and 1,119,340,706 issued preferred shares. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporate Law, and in accordance with Law 10,303/01 considering that we were a publicly held company before 2001, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital. In addition, our board of directors may increase our share capital up to 1,850,000,000 common or preferred shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.

As of December 31, 2019, 2,290,164 common shares were held by us (treasury shares) at a book value per share of R$41.81. As of December 31, 2018, 983 preferred shares were held by us (treasury shares) at a book value per share of R$41.81. As of the date of this annual report, there are no persons to whom any capital of the Company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

History of Share Capital

At a meeting held on March 25, 2015, the board of directors approved unanimously the realization of a Public Offering for the Primary Distribution of Common and Preferred Shares issued by the Company, all registered shares, without par value, free and clear of any liens or encumbrances, including in the form of American Depositary Shares (“ADSs”), represented by American Depositary Receipts, held simultaneously in Brazil and abroad, through a capital increase of the Company.

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The capital increase was approved by the board of directors’ meeting held on April 27, 2015, amounting to R$15.8 billion, increasing the Company’s share capital from R$37.8 billion to R$53.6 billion through the issuance of 121,711,240 common shares, at an issue price of R$38.47 per unit, and 236,803,588 preferred shares, at an issue price of R$47.00 per unit. Common shares, preferred shares and ADSs issued as a result of this capital increase confer to their holders, as of April 28, 2015, date of disclosure of the Global Offering announcement of commencement, the same rights assigned respectively to the holders of common shares, preferred shares and ADSs, currently outstanding, under the Company’s Bylaws and the Brazilian Law of Corporations, fully participating in dividends and other distributions declared from the date of publication of the Global Offering announcement of commencement.

The issue price of R$47.00 per preferred share was determined after the completion of the bookbuilding process, in accordance with Article 23, paragraph 1, and Article 44 of CVM Instruction 400, and in accordance with the provisions of Article 170, paragraph 1, item III, of Law 6,404 of December 15, 1976, as amended. The issue price of R$38.47 per common share was determined based on the price per preferred share determined after the completion of the bookbuilding process, applying a discount of 18.14%, which represents the average price discount trading of the common shares issued by the Company in relation to the trading price of the preferred shares issued by the Company in the three months prior to March 26, 2015.

In addition, at a meeting held on April 30, 2015, the board of directors approved a second capital increase in connection with the Public Offering for the Primary Distribution of Shares, due to the exercise, by the Bank of America Merrill Lynch Banco Múltiplo S.A., of the option of over-allotment of shares that was granted by the Company through the Coordination, Placement and Firm Guarantee of Settlement of Common and Preferred Shares Issued by Telefônica Brasil S.A., in accordance with Article 24 of CVM Instruction 400, of December 29, 2003, as amended, to meet the excess demand verified during the Offering. The Company’s share capital was increased in the amount of R$295.3 million, through the issuance of 6,282,660 preferred shares at the issue price of R$ 47.00 per unit, increasing the share capital of the Company to R$53.9 billion, represented by 503,046,911 common shares and 985,019,821 preferred shares.

Finally, on May 28, 2015, the General Shareholders’ Meeting approved the merger of shares issued by GVT Participações (“GVTPar”) by the Company and its implementation, with the conversion of GVTPar in a wholly owned subsidiary of the Company and the consequent increase in the Company’s capital in the amount of R$9.7 billion through the issue of 68,597,306 common shares and 134,320,885 preferred shares, all without par value, increasing the share capital of the Company to R$63.6 billion, as it stands at the date of this report.

Corporate Purposes

Under Article 2 of our bylaws, our corporate purposes are:

•	the exploration of telecommunications services;

•	the development of activities necessary or useful for the execution of these services, in accordance with the concessions, authorizations, and permissions granted to us;

•	the exploration of value-added services, including, without limitation, the provision of audio, video, image and text content, applications and the like;

•	the exploration of integrated solutions, management, and provision of services related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and the like; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others; and

•	Licensing and sub-licensing of software of any nature.

In the pursuit of its corporate purpose, the Company may incorporate assets and rights of third parties into its assets, as well as:

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•	participate in the capital of other companies, including in order to comply with the national telecommunications policy;

•	create companies and/or subsidiaries for the execution of activities within its purpose and that are preferably decentralized;

•	promote the importation of goods and services necessary for the execution of activities within its purpose;

•	provide technical assistance services to companies in the telecommunications sector, carrying out activities of common interest;

•	manage and provide maintenance, assistance and technical support in information technology and equipment related to the Company’s activities;

•	provide consulting services related to the Company’s activities;

•	prepare, implement, and install projects related to the Company’s activities;

•	manage and render engineering services and carry out civil construction and related works, necessary for the execution of projects related to the Company’s activities;

•	provide monitoring services related to the Company’s activities;

•	provide business intermediation services in general;

•	market and sell and lease equipment and materials necessary or useful for the exploration of its activities, including precision, measurement, and electronic sensor equipment;

•	carry out studies and research activities, aiming at the development of the telecommunications sector;

•	enter into contracts and agreements with other companies that explore telecommunications services or with any persons or entities, with the purpose of ensuring the operation of the services, without prejudice to its duties and powers; and

•	carry out other similar or related activities assigned to it by the National Telecommunications Agency - ANATEL.

Board of Directors

Under our bylaws, any matters subject to the approval of our Board of Directors can be approved only by the majority of votes of the present members of our Board of Directors with a majority of members currently in office. Under our bylaws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting and in the event of a tie, the Chairman of the board of directors shall be the tiebreaker.

Election of Directors

The members of our Board of Directors are elected at general meetings of shareholders for concurrent three-year terms. The tenure of the members of the Board of Directors and of the Board of Executive Officers will be conditioned on such members signing the respective instrument of investiture and complying with applicable legal requirements.

Qualification of Directors

Brazilian Corporate Law no longer requires ownership of shares in order for a person to qualify as a member of the board of directors of a corporation. The Brazilian Corporate Law requires each of our executive officers to be residents of Brazil. Members of our Board of Directors are not required to be residents of Brazil; however, their tenure is conditioned on the appointment of a representative who resides in Brazil with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney valid for at least three years after the termination of the term of such director.

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Fiduciary Duties and Conflicts of Interest

All members of our board of directors owe fiduciary duties to us and all of our shareholders.

Under the Brazilian Corporate Law and the board of directors’ internal rules, if one of our directors has a conflict of interest with our company in connection with any proposed transaction, such director may not vote in any decision of our board of directors regarding such transaction and must disclose the nature and extent of his conflicting interest for inclusion in the minutes of the applicable meeting. Brazilian Corporate Law sets forth similar conflict of interest rules applicable to executive officers.

Any transaction in which one of our directors or executive officers may have an interest can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporate Law provides that the transaction may be nullified and the interested director or executive officer must return to us any benefits or other advantages that he obtained from, or as result of, such transaction. Under the Brazilian Corporate Law and upon the request of a shareholder who owns at least 5% of our total share capital, our directors and executive officers must disclose to our shareholders at the Annual Shareholders’ Meeting certain transactions and circumstances that may give rise to a conflict of interest. In addition, our company (through the approval of the majority of our share capital) or shareholders who own 5% or more of our share capital may bring an action for civil liability against directors and executive officers for any losses caused to us as a result of a conflict of interest.

Compensation

Under our bylaws, our common shareholders approve the annual cap for aggregate compensation payable to our directors, executive officers and members of our Fiscal Board. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers.

As per Brazilian Corporate Law, the compensation payable to the members of the fiscal board shall not be less than 10% of the compensation of the company’s executive officers, not including other benefits listed in paragraph three of article 162 thereof.

Mandatory Retirement

Neither the Brazilian Corporate Law nor our bylaws establish a mandatory retirement age for our directors or executive officers.

Share Capital

Under the Brazilian Corporate Law, since October 2001, as per Law 10,303, the number of issued and outstanding non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed fifty percent of the total outstanding share capital, and not two thirds. However, according to the same law, companies that were already incorporated before said law went into effect were permitted to maintain the previous requirements. Therefore, in accordance with Law 10,303/01, considering that we were a publicly held company incorporated before 2001, the number of our issued and outstanding non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed two-thirds of our total outstanding share capital.

Each of our common shares entitles its holder to one vote at our annual and extraordinary shareholders’ meetings. Holders of our common shares are not entitled to any preference in respect of our dividends or other distributions or otherwise in case of our liquidation.

Our preferred shares are non-voting, except in limited circumstances. They are given priority in the reimbursement of capital, without premium, and are entitled to receive a dividend 10% higher than that attributable to common shares. See “—Voting Rights” for information regarding the voting rights of our preferred shares and “—Dividends—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

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Shareholders’ Meetings

Under the Brazilian Corporate Law, we must hold an annual shareholders’ meeting until April 30 of each year in order to:

•	approve or reject the financial statements approved by our board of directors, including any recommendation by our Board of Directors for the allocation of net profit and distribution of dividends;

•	elect members of our Board of Directors (upon expiration of their three-year terms) and members of our Fiscal Board, subject to the right of preferred shareholders and minority common shareholders to elect members of our board of directors and our fiscal board; and

•	approve the monetary adjustment of our share capital.

In addition to the annual shareholders’ meetings, holders of our common shares have the power to determine any matters related to changes in our corporate purposes and to pass any resolutions they deem necessary to protect and enhance our development whenever our interests so require, by means of extraordinary shareholders’ meetings.

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in two Brazilian newspapers (the State official gazette and a major newspaper). On the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. On the second call of any meeting, the notice must be published no fewer than three times, beginning at least 8 calendar days prior to the scheduled meeting date. For meetings involving deliberations described under article 136 of the Brazilian Corporate Law, the notice must be published at least 30 calendar days prior to the scheduled meeting date and on the second call at least 10 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

Our Board of Directors may convene shareholders’ meetings. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by our shareholders as follows:

•	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporate Law, our directors do not convene a shareholders’ meeting required by law within 60 days;

•	by shareholders holding at least 5% of our total share capital if, after a period of 8 days, our directors fail to call a shareholders’ meeting that has been requested by such shareholders by means of a duly reasoned request that indicates the subject matter; and

•	by shareholders holding at least 5% of either our total voting share capital or our total non-voting share capital, if, after a period of 8 days, our directors fail to call a shareholders’ meeting for the purpose of appointing a fiscal board that has been requested by such shareholders.

In addition, our Fiscal Board may convene an ordinary shareholders’ meeting if our board of directors does not convene an annual shareholders’ meeting within 30 days or an extraordinary shareholders’ meeting at any other time to consider any urgent and serious matters.

Each shareholders’ meeting is presided over by the president of the board of directors, who is responsible for choosing a secretary of the meeting. In case of absence of the president of the board of directors at the shareholders’ meeting, the shareholders may choose, among those present, the president and the secretary of the meeting. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact appointed by the shareholder less than one year before the meeting. The attorney-in-fact must be a shareholder, a member of our board of directors, a member of our board of executive officers, a lawyer or a financial institution, and the power of attorney appointing the attorney-in-fact must comply with certain formalities set forth under Brazilian law. To be admitted to a shareholders’ meeting, a person must produce proof of his or her shareholder status or a valid power of attorney, together with any other requirement provided for in the call notice.

In order to convene a shareholders’ meeting, shareholders representing at least 25% of our issued voting share capital must be present on the first call. However, shareholders representing at least two-thirds of our issued voting share capital must be present at a shareholders’ meeting called to amend our bylaws. If a quorum is not met, our

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board of directors may issue a second call by publishing a notice as described above at least 8 calendar days prior to the scheduled meeting. Except as otherwise provided by law, the quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Remote Voting

Pursuant to the CVM Instruction No. 561/15, that amended the CVM Instruction No. 481/09, and as amended by CVM Instruction No. 614/19, the system of Remote Voting should be adopted by Brazilian companies for: (i) an Ordinary General Shareholders’ Meeting; (ii) whenever an Extraordinary General Shareholders’ Meeting is called and occurs on the same date as an Ordinary General Shareholders’ Meeting; and (iii) whenever a Shareholders’ Meeting is called to elect the members of the Fiscal Board or of the board of directors, due to the requirements set forth in article 21-A, paragraph 1, item II of CVM Instruction No. 481/09. This system aims to facilitate the participation of the Company’s shareholders in its meetings. This instruction provides for the following:

•	the creation of a Remote Voting Ballot (“Boletim de Voto a Distância”) through which the shareholders may exercise their right to vote prior to the date in which the shareholders’ meeting is held;

•	the possibility to include in the Remote Voting Ballot a list of candidates and submit minority shareholders’ proposals, for deliberation at the shareholders’ meeting, upon satisfaction of certain criteria; and

•	the deadlines, procedures and means of transmitting the Remote Voting Bulletin.

In addition, listed companies are required to adopt certain measures regarding the voting process, including:

•	informing the market of the adoption of the cumulative voting process in shareholders’ meetings immediately upon receipt of the first valid requirement; and

•	disclosing voting maps, as well as any voting statement presented by a shareholder at a meeting;

In accordance with the provisions of applicable laws and regulations, Telefônica Brasil S.A. has adopted the Remote Voting System since its Annual Shareholders’ Meeting held on April 26, 2017.

Voting Rights

Under the Brazilian Corporate Law and our bylaws, each of our common shares entitles its holder to one vote at our shareholders’ meetings. Our preferred shares generally do not confer voting rights, except in limited circumstances described below. Holders of preferred shares are only entitled to attend and to discuss, but not to vote on, the issues discussed at our general shareholders’ meetings. Whenever the shares of any class are entitled to vote, each share is entitled to one vote. There are no limitations under the Brazilian Corporate Law or our bylaws on the right of non-Brazilian residents or nationals to own shares or vote according to those shares, other than the restrictions applicable to all shareholders.

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of our common shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporate Law, the approval of shareholders representing at least half of our voting shares is required for the types of action described below:

•	creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

•	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares;

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•	reducing the mandatory dividend set forth in our bylaws;

•	changing our corporate purpose;

•	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporate Law;

•	transferring all of our shares to another company, known as an “incorporação de ações” under the Brazilian Corporate Law;

•	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;

•	dissolving or liquidating our company or canceling any ongoing liquidation of our company; and

•	spinning-off of all or any part of our company.

Decisions on the transformation of our company into another form of business entity require the unanimous approval of our shareholders, including the holders of our preferred shares.

Our company is required to give effect to shareholders agreements that contain provisions regarding the purchase or sale of our shares, preemptive rights to acquire our shares, the exercise of the right to vote or the power to control our company, if these agreements are filed with our headquarters. Brazilian Corporate Law requires the president of any Shareholder’s or Board of Directors meeting to disregard any vote taken by any of the parties to any shareholders agreement that has been duly filed with our company that violates the provisions of any such agreement. In the event that a shareholder that is party to a shareholders agreement (or a director appointed by such shareholder) is absent from any shareholders’ or board of directors’ meeting or abstains from voting, the other party or parties to that shareholders agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders agreement.

Under the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive any of our shareholders of certain specific rights, including:

•	the right to participate in the distribution of our profits;

•	the right to participate in any remaining residual assets in the event of our liquidation;

•	the right to supervise the management of our corporate business as specified in the Brazilian Corporate Law;

•	preemptive rights in the event of an issuance of our shares, debentures convertible into our shares or subscription bonuses, except with respect to a public offering of our securities; and

•	the right to withdraw from our company under the circumstances specified in the Brazilian Corporate Law.

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 5% of our voting shares at our shareholders’ meeting have the right to request that we adopt a cumulative voting procedure to elect the members of the Board of Directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

Under the Brazilian Corporate Law, shareholders that are not controlling shareholders, but that together hold either:

•	non-voting preferred shares representing at least 10% of our total share capital; or

•	common shares representing at least 15% of our voting capital have the right to appoint one member to our Board of Directors at our shareholders’ meeting. If no group of our common or preferred shareholders

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meets the thresholds described above, shareholders holding preferred shares or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member to our Board of Directors.

In the event that minority holders of common shares and/or holders of non-voting preferred shares elect a director and the cumulative voting procedures described above are also used, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors.

The shareholders seeking to exercise these minority rights must prove that they have held their shares for no less than three (3) months preceding the shareholders’ meeting at which the director will be appointed. Brazilian Corporate Law provides that any directors appointed by the non-controlling shareholders have the right to veto for cause the selection of our independent registered public accounting firm.

In accordance with the Brazilian Corporate Law, the holders of preferred shares without voting rights or with restricted voting rights are entitled to elect one member and an alternate to our Fiscal Board in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must outnumber the directors and alternates elected by the holders of the non-voting preferred shares and the minority shareholders.

Voting Rights of Preferred Shares

The appointment of one member of our statutory Fiscal Council and our Board of Directors takes places at the annual ordinary general shareholders’ meeting, upon a separate vote of the holders of preferred shares, for the available position. The election of a member of the board of directors by preferred shareholders also occurs on a separate vote, with no participation of the controlling shareholder.

Brazilian Corporate Law provides that certain non-voting shares, such as our preferred shares, shall be entitled to voting rights in the event a corporation fails for three consecutive fiscal years to pay any fixed or minimum dividends to which non-voting shares are entitled. In this case, the voting rights shall extend to these shares until the date on which the accrued and unpaid dividend is finally paid.

Preferred shares are entitled to full voting rights with respect to:

•	the election of one member to the Board of Directors and Fiscal Board in a separate vote;

•	amendments to our bylaw to suppress preferred shareholders’ voting right to select new Board members in a separate vote;

•	any agreements for the rendering of management services (including technical assistance services) between us and any foreign entity related to our controlling shareholder;

•	any agreements with related parties, in which the terms and conditions established are more onerous to our company than those normally adopted by the market in agreements of the same type;

•	resolutions amending or revoking article 9, the sole paragraph of Article 11, and article 30 of our bylaws; and

•	any resolution submitted to the general shareholders meeting during our liquidation process.

Under the Brazilian Corporate Law, the following actions require ratification by the majority of issued and outstanding shares of the affected class within one year from the shareholders’ meeting at which the common shareholders approve the action:

•	the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

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•	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares; or

•	the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares.

This meeting would be called by publication of a notice in two Brazilian newspapers for three days, at least 30 days before the meeting.

Liquidation

We may be liquidated in accordance with the provisions of Brazilian law. In the event of our extrajudicial liquidation, a shareholders’ meeting will determine the manner of our liquidation, appoint our liquidator and our Fiscal Board that will function during the liquidation period.

Upon our liquidation, our preferred shares will be given preference in the reimbursement of capital, without premium.

Preemptive Rights

Each shareholder has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of such shareholder in the total capital of the corporation. A minimum period of 30 days following the publication of the capital increase notice shall be observed by the corporation for the exercise of the preemptive right by the shareholder. The right of participation in capital increases is assignable under Brazilian Corporate Law. In the event of a capital increase that would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs, or of preferred shares, would have the preemptive right to subscribe only to our newly issued preferred shares. In the event of a capital increase that would reduce the proportion of capital represented by preferred shares, holders of ADSs, or of preferred shares, would have the preemptive right to subscribe to our newly issued preferred shares in proportion to their shareholdings and to our newly issued common shares only to the extent necessary to prevent dilution of their interest.

However, holders of our ADSs may not be able to exercise the preemptive rights relating to our shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of our ADSs, and we may not file any such registration statement.

In addition, a publicly held company whose bylaws allow for capital increases may provide for the issuance of stock, debentures convertible into stock or subscription bonuses without granting any preemptive rights to prior shareholders or by decreasing the term for the shareholders to exercise their preemptive rights, as long as the placement of such securities is made:

•	upon a sale on a stock exchange or public subscription;

•	through an exchange of shares in a public offering, with the purpose of acquiring control of another company; or

•	for the use of certain tax incentives but only when such placement is made without granting preemptive rights.

Redemption, Amortization, Tender Offers and Rights of Withdrawal

Our bylaws or our shareholders at a shareholders’ meeting may authorize us to use our profits or reserves to redeem or amortize our shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporate Law defines “redemption” (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of our share capital. The Brazilian Corporate Law defines “amortization” (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if we were

Exhibit 2.2 – Page 10

liquidated. If an amortization distribution has been paid prior to our liquidation, then upon our liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of our capital.

The Brazilian Corporate Law authorizes us to redeem shares not held by our controlling shareholders, if, after a tender offer effected as a consequence of delisting or a substantial reduction in the liquidity of our shares, our controlling shareholders increase their participation in our total share capital to more than 95%. The redemption price in such case would be the same price paid for our shares in any such tender offer.

The Brazilian Corporate Law and our bylaws also require the acquirer of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of our shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from our company under certain circumstances described below under “—Rights of Withdrawal.”

Mandatory Tender Offers

The Brazilian Corporate Law requires the launching of a tender offer at a purchase price equal to the fair value for all outstanding shares in order to cancel the registration of our company as a publicly held company or in case of a substantial reduction in the liquidity of our shares as a result of purchases by our controlling shareholders.

If our controlling shareholders enter into a transaction which results in a change of control of our company, the controlling shareholders must include in the documentation of the transaction an obligation of the acquirer to launch a tender offer for the purchase of all our common shares for, at least, 80% of the price per share paid to the controlling shareholders. The tender offer must be submitted to the CVM within 30 days from the date of execution of the definitive documents of sale of the shares.

Rights of Withdrawal

The Brazilian Corporate Law provides that, in certain limited circumstances, a dissenting shareholder may withdraw its equity interest from our company and be reimbursed by us for the value of our common or preferred shares that it then holds.

This right of withdrawal may be exercised by dissenting shareholders in the event that the holders of shares with voting rights authorize:

(i)	creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

(ii)	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares;

(iii)	reducing the mandatory dividend set forth in our bylaws;

(iv)	a change in our corporate purpose;

(v)	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporate Law;

(vi)	the acquisition of all of our shares by another company, known as an “incorporação de ações” under the Brazilian Corporate Law;

(vii)	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;

(viii)	dissolving or liquidating our company or canceling any ongoing liquidation of our company;

(ix)	spinning-off of all or any part of our company; and

Exhibit 2.2 – Page 11

(x)	the inclusion of an arbitration clause in the company’s Bylaws.

In addition, we note that:

•	in items (i) and (ii), only the holders of shares of the affected type or class will be entitled to redemption;

•	in items (v) and (vii), the holders of shares of a type or class with liquidity and dispersion in the market will not have the right to redemption; and

•	in item (ix), the dissenting shareholders shall only have a right of redemption if the spinning off implies in: (1) a change in the corporate purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend, or (3) participation in a group of companies.

Dissenting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.

Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a centralized group of companies, or acquire the control of another company for a price in excess of certain limits imposed by the Brazilian Corporate Law, holders of any type or class of our shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of general indices representative of portfolios of securities traded in Brazil or abroad are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class.

Only shareholders who own shares on the date of publication of the first notice convening the relevant shareholders’ meeting or the press release concerning the relevant transaction is published, whichever is earlier, will be entitled to withdrawal rights.

The redemption of shares arising out of the exercise of any withdrawal rights would be made at the book value per share, determined on the basis of our most recent audited balance sheet approved by our shareholders. If the shareholders’ meeting approving the action that gave rise to withdrawal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued on the basis of a balance sheet prepared specifically for this purpose.

The right of withdrawal lapses 30 days after the date of publication of the minutes of the shareholders’ meeting that approved the action that gave rise to withdrawal rights. Within ten days following the expiration of the term to exercise the withdrawal rights mentioned above, the company may call a Shareholders’ Meeting to confirm or reconsider any resolution giving rise to withdrawal if we believe that the withdrawal of shares of dissenting shareholders would jeopardize its financial stability.

Liability of Our Shareholders for Further Capital Calls

Neither Brazilian law nor our bylaws require any capital calls. Our shareholders’ liability for capital calls is limited to the payment of the issue price of any shares subscribed or acquired.

Inspection of Corporate Records

Shareholders that own 5% or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of our company, if (1) we or any of our officers or directors have committed any act contrary to Brazilian law or our bylaws, or (2) there are grounds to suspect that there are material irregularities in our company. However, in either case, the shareholder that desires to inspect our corporate records must obtain a court order authorizing the inspection.

Exhibit 2.2 – Page 12

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our Board of Directors or Fiscal Board, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold a material interest in our shares of any type and class disclose its or their share ownership or divestment to us, and we are responsible for transmitting such information to the CVM and the market. In addition, if a share acquisition results in, or is made with the intention of, change of control or company’s management structure, as well as acquisitions that cause the obligation of performing a tender offer, the persons acquiring such number of shares are required to publish a statement containing certain required information about such acquisition.

CVM defines a “material interest” deal as any increase or decrease in share ownership of any class resulting in a change in the ownership levels of our shareholders. The ownership levels are set in 5% increments (for example, an acquisition where the total ownership of a shareholder jumps from 9% to 11% should be reported since it made the ownership surpass the 10% level). Ownership levels are calculated adding direct and indirect ownership and derivatives based upon our shares.

Our controlling shareholders, shareholders that appoint members of our Board of Directors or Fiscal Board and members of our Board of Directors, Board of Executive Officers or Fiscal Board must file a statement reporting any change in their holdings of our shares, or of any family member or person included as dependent in their income tax return, or of our controlling shareholders (only if they are considered public companies), with the CVM and the Brazilian stock exchanges on which our securities are traded.

Form and Transfer

Our preferred shares and common shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of our shares is governed by Article 35 of the Brazilian Corporate Law, which provides that a transfer of shares is effected by our transfer agent by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, their transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of our shares. Transfers of our shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

The B3 operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the clearing and settlement chamber of the B3 (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the clearing and settlement chamber of the B3). Shares subject to the custody of the clearing and settlement chamber of the B3 are noted as such in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the clearing and settlement chamber of the B3 and will be treated in the same manner as shareholders registered in our books.

Dividends

Our dividend distribution practice has historically included the distribution of periodic dividends, based on quarterly balance sheets or shorter periods approved by our Board of Directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporate Law and our bylaws to hold up to April 30 of each year. As per Brazilian Corporate Law, declared dividends are generally required to be paid within 60 days of their declaration unless the shareholders’ resolution establishes another payment date. In any event, Brazilian Corporate Law also states that declared dividends must be paid until the end of the fiscal year. Under Article 9 of Law 9,249/95 and our bylaws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors.

Dividend Preference of Preferred Shares

Our preferred shares are entitled to receive a dividend 10% higher than that attributable to our common shares.

Exhibit 2.2 – Page 13

Payment of Dividends and Interest on Shareholders’ Equity (Juros sobre Capital Próprio)

We may pay the mandatory distributable amount as dividends or as interest attributable to shareholders’ equity, which is similar to a dividend but is deductible in calculating our income tax obligations.

Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share. Shareholders who are not residents of Brazil must register with the Central Bank in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil.

The preferred shares underlying our ADSs are held in Brazil by the depositary, which has registered with the Central Bank as the registered owner of our preferred shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the depositary. The depositary will then convert such proceeds into dollars and will cause such dollars to be distributed to holders of our ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad.

In addition, remittances are subject to a Brazilian financial transactions tax, which as of the date of this Form 20-F is 0%, but may be subject to change. For information about taxation on profits, dividends and interest on shareholders’ equity, see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Taxation of Dividends” of this Form 20-F.

Dividends

We are required by the Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting until April 30 of each year. At our annual shareholders’ meeting, our common shareholders may vote to declare an annual dividend. Our payment of annual dividends is based on our audited financial statements prepared for our preceding fiscal year.

Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under the Brazilian Corporate Law, we are generally required to pay dividends within 60 days after declaring them, unless the shareholders’ resolution establishes another payment date, which, in any case, must occur prior to the end of the fiscal year.

Our Board of Directors may declare interim dividends based on (i) the accrued profits recorded in our semiannual financial statements; (ii) the accrued profits recorded in our quarterly financial statements or in our financial statements for shorter periods, provided that the total amount of dividends paid up every six months does not exceed the total amount within the capital reserve determined pursuant to article 182 of the Brazilian Corporate Law; and (iii) the amount recorded in the profit and loss account or profit reserve account in our last annual or semiannual financial statements.

All the interim dividends that are distributed shall be considered as part of the mandatory dividends that shall be paid by us.

Interest on Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be deducted from the minimum dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (7.5% per annum for 2016 and for the first quarter of 2017, 7.0% for the remaining quarters of 2017, 6.75%, 6.6%, 6.56% and 6.98% for the four quarters of 2018, and 7.03%, 6.26%, 5.95% and 5.57% for the four quarters of 2019 and 5.09% for the first quarter of 2020.), applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of

Exhibit 2.2 – Page 14

retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our Board of Directors.

Distributions of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or other non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a Tax Haven Jurisdiction, as defined by Brazilian law, the rate will be 25%.

Time Limits for Payments

Our shareholders have three (3) years to claim dividend distributions made with respect to their shares, as from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

AMERICAN DEPOSITARY SHARES

Item 12. Other securities

Disclosures under Items 12.A, 12.B, and 12.C are not applicable.

12.D.1 Depositary

Citibank, N.A. acts as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013, U.S.A.

12.D.2 Provisions

American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be evidenced by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” In the United States, the preferred shares trade in the form of ADRs, each representing one preferred share, issued by Citibank N.A., as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADRs.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. We urge you to review the Deposit Agreement in its entirety, which is an exhibit to our registration statement on Form F-6 filed with the SEC on December 23, 2014.

Each ADS represents the right to receive one of our preferred shares on deposit with the custodian. An ADS also represents the right to receive any other securities, cash or property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that evidences your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of preferred shares will continue to be governed by the laws of Brazil, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals.

Neither the depositary, the custodian, us or any of their or our respective agents or affiliates will be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

Exhibit 2.2 – Page 15

As an owner of ADSs, you may hold your ADSs either directly in the form of certificated ADSs evidenced by an ADR registered in your name, indirectly through a brokerage or safekeeping account, or directly through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”).

The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or "DTC," the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” Only persons in whose name ADRs are registered on the books of the depositary will be treated by us and the depositary as ADR holders. When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the preferred shares deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of underlying preferred shares that your ADSs represent as of a specified record date.

Distributions of Cash

Whenever we intend to make a distribution of a cash dividend or other cash distribution in respect of ADSs, we will give timely notice thereof to the depositary specifying, among other things, the record date applicable for determining the holders of ADSs entitled to receive such distribution. Upon the timely receipt of such notice, the depositary will establish an ADS record date. Upon receipt of confirmation from the custodian of the receipt of any cash dividend or other cash distribution on the preferred shares held in respect of the ADSs, or upon receipt of proceeds from the sale of any deposited property held in respect of the ADSs under the terms hereof, the depositary will (i) if at the time of receipt thereof any amounts received in a foreign currency can, in the judgment of the depositary, be converted on a practicable basis into dollars transferable to the United States, promptly convert or cause to be converted such cash dividend, distribution or proceeds into dollars, (ii) if applicable and unless previously established, establish the ADS record date, and (iii) distribute promptly the amount thus received (net of (a) the applicable fees and charges of, and expenses incurred by, the depositary and (b) taxes withheld) to the holders entitled thereto as of the ADS record date in proportion to the number of ADSs held as of the ADS record date. The depositary will distribute only such amount, however, as can be distributed without attributing to any holder a fraction of one cent, and any balance not so distributed will be held by the depositary (without liability for interest thereon) and will be added to and become part of the next sum received by the depositary for distribution to holders of ADSs outstanding at the time of the next distribution. If we withhold, or the custodian or the depositary is required to withhold and does withhold, from any cash dividend or other cash distribution in respect of the preferred shares held in respect of the ADSs, or from any cash proceeds from the sales of deposited property, an amount on account of taxes, duties or other governmental charges, the amount distributed to holders on the ADSs will be reduced accordingly. Such withheld amounts will be forwarded by us, the custodian or the depositary to the relevant governmental authority. Evidence of payment thereof by us will be forwarded by us to the depositary upon request. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Exhibit 2.2 – Page 16

Distributions of Shares

Whenever we intend to make a distribution that consists of a dividend in, or free distribution of, shares, we will give timely notice thereof to the depositary specifying, among other things, the record date applicable to holders of ADSs entitled to receive such distribution. Upon the timely receipt of such notice from us, the depositary will establish the ADS record date. Upon receipt of confirmation from the custodian of the receipt of the shares so distributed by us, the depositary will either (i) distribute to the holders as of the ADS record date in proportion to the number of ADSs held as of the ADS record date, additional ADSs, which represent in the aggregate the number of shares received as such dividend, or free distribution, subject to the other terms of the deposit agreement (including, without limitation, (a) the applicable fees and charges of, and expenses incurred by, the depositary and (b) taxes), or (ii) if additional ADSs are not so distributed, take all actions necessary so that each ADS issued and outstanding after the ADS record date will, to the extent permissible by law, thenceforth also represent rights and interests in the additional integral number of shares distributed upon the preferred shares held in respect of such ADSs (net of (a) the applicable fees and charges of, and expenses incurred by, the depositary and (b) taxes). In lieu of delivering fractional ADSs, the depositary will sell the number of shares or ADSs, as the case may be, represented by the aggregate of such fractions and distribute the net proceeds. In the event that the depositary determines that any distribution in property (including shares) is subject to any tax or other governmental charges which the depositary is obligated to withhold, or, if we in the fulfillment of our obligation, have furnished an opinion of U.S. counsel determining that shares must be registered under the Securities Act or other laws in order to be distributed to holders (and no such registration statement has been declared effective), the depositary may dispose of all or a portion of such property (including shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the depositary deems necessary and practicable, and the depositary will distribute the net proceeds of any such sale (after deduction of (a) taxes and (b) fees and charges of, and expenses incurred by, the depositary) to holders entitled thereto upon the terms described in the deposit agreement. The depositary will hold and/or distribute any unsold balance of such property in accordance with the provisions of the deposit agreement.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional preferred shares, the depositary will distribute warrants or other instruments in the discretion of the depositary representing rights to acquire additional ADSs, but only if (i) we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, (ii) we indicate that we wish such rights to be made available to holders of ADSs, and (iii) the depositary determines that making such rights so available is lawful and reasonably practicable. If any of clauses (i) through (iii) of the preceding sentence are not satisfied, the depositary may sell such rights, if practicable, and distribute the net proceeds in the same way it distributes cash, or if the sale of such rights cannot practicably be accomplished by reason of the nontransferability of the rights, limited markets therefor, their short duration or otherwise, the depositary may allow such rights to lapse, in which case you will receive nothing.

You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights.

Other Distributions

Whenever we intend to distribute property other than cash, preferred shares or rights to purchase additional preferred shares, the depositary may distribute such other property in any manner it deems lawful and practicable, but only if (i) we timely provide evidence satisfactory to the depositary that it may lawfully distribute such other property, (ii) we indicate that we wish such other property to be made available to holders of ADSs, and (iii) the depositary determines that making such other property so available is lawful and reasonably practicable. If any of clauses (i) through (iii) of the preceding sentence are not satisfied, the depositary may sell such securities or property and distribute any net proceeds in the same way it distributes cash.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

To the extent the depositary determines in its discretion that any distribution is not practicable with respect to any ADS holder, the depositary may make such distribution as it deems practicable, including the distribution of

Exhibit 2.2 – Page 17

foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADS holder as deposited securities.

Changes Affecting Preferred Shares

The preferred shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such preferred shares or a recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets.

If any such change were to occur, the depositary may, with our approval, and must, upon our request, (i) distribute additional ADSs; (ii) amend the deposit agreement and the applicable ADRs; (iii) amend the applicable registration statement in respect of the ADSs; (iv) call for the surrender of outstanding ADRs to be exchanged for new ADRs and (v) take such other actions as are appropriate to reflect such change. If the depositary does not choose any of the foregoing, any of the cash, securities or other property it receives will constitute part of the deposited property and each ADS will then represent a proportionate interest in such property.

Issuance of ADSs upon Deposit of Preferred Shares

The depositary may create ADSs on your behalf if you or your broker deposit preferred shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and other charges of the depositary, any governmental charges and taxes payable for the transfer of the preferred shares to the custodian and any stock transfer or registration fees for the registration of transfer of the preferred shares on any applicable register and after you deliver any necessary instruments or confirmations of transfer. Your ability to deposit preferred shares and receive ADSs may be limited by U.S. and Brazilian legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the preferred shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

Transfer, Combination and Split Up of ADRs

•	Transfer. The depositary will register the transfer of ADRs (and of the ADSs represented thereby) on the books maintained for such purpose and the depositary will (x) cancel such ADRs and execute new ADRs evidencing the same aggregate number of ADSs as those evidenced by the ADRs canceled by the depositary, (y) cause the registrar to countersign such new ADRs and (z) deliver such new ADRs to or upon the order of the person entitled thereto, if each of the following conditions has been satisfied: (i) the ADRs have been duly delivered by the holder (or by a duly authorized attorney of the holder) to the depositary at its principal office for the purpose of effecting a transfer thereof, (ii) the surrendered ADRs have been properly endorsed or are accompanied by proper instruments of transfer (including signature guarantees in accordance with standard securities industry practice), (iii) the surrendered ADRs have been duly stamped (if required by the laws of the State of New York or of the United States), and (iv) all applicable fees and charges of, and expenses incurred by, the depositary and all applicable taxes and governmental charges have been paid, subject, however, in each case, to the terms and conditions of the applicable ADRs, of the deposit agreement and of applicable law, in each case as in effect at the time thereof.

•	Combination & Split Up. The registrar will register the split-up or combination of ADRs (and of the ADSs represented thereby) on the books maintained for such purpose and the depositary will (x) cancel such ADRs and execute new ADRs for the number of ADSs requested, but in the aggregate not exceeding the number of ADSs evidenced by the ADRs cancelled by the Depositary, (y) cause the registrar to countersign such new ADRs and (z) Deliver such new ADRs to or upon the order of the holder thereof, if each of the following conditions has been satisfied: (i) the ADRs have been duly delivered by the holder (or by a duly authorized attorney of the holder) to the depositary at its principal office for the purpose of effecting a split-up or combination thereof, and (ii) all applicable fees and charges of, and expenses incurred by, the depositary and all applicable taxes and governmental charges have been paid, subject, however, in each

Exhibit 2.2 – Page 18

case, to the terms and conditions of the applicable ADRs, of the deposit agreement and of applicable law, in each case as in effect at the time thereof.

Co-Transfer Agents. The depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or persons entitled to such ADRs and will be entitled to protection and indemnity to the same extent as the depositary. Such co-transfer agents may be removed and substitutes appointed by the depositary. Each co-transfer agent (other than the depositary) will give notice in writing to the depositary accepting such appointment and agreeing to be bound by the applicable terms of the deposit agreement.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying preferred shares at the custodian's office. Your ability to withdraw the preferred shares is subject to the provisions of or governing the deposited securities, and of the deposit agreement, any ADRs evidencing the ADSs, the rules of the Brazilian Clearing and Depository Corporation, the Company's estatuto (bylaws) or applicable law. In order to withdraw the preferred shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the preferred shares being withdrawn. The withdrawn preferred shares will be delivered at the office of the custodian. Once canceled, the ADSs will not have any rights under the deposit agreement.

•	If you hold ADSs registered in your name, the depositary may ask you to (i) provide proof of identity and genuineness of any signature, (ii) provide such other information as the depositary may deem necessary or proper including without limitation information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the form of ADR, as the depositary may deem necessary or proper, and (iii) comply with such regulations as the depositary may establish consistent with the deposit agreement and any regulations which the depositary is informed of in writing by us which are deemed desirable by us, the depositary or the custodian to facilitate compliance with any applicable rules or regulations of the Central Bank or the CVM.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the preferred shares or ADSs are closed, or (ii) preferred shares are immobilized on account of a shareholders' meeting or a payment of dividends;

•	Obligations to pay fees, taxes and similar charges; and

•	Restrictions imposed because of laws or governmental regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Suspension of Certain Actions by Depositary

The depositary may suspend the issuance of ADSs, the acceptance of deposits of preferred shares, the registration, registration of transfer, split-up or combination of ADSs or the withdrawal of deposited securities, generally or in particular instances, when the ADS register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary or by us.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights, if any, for the preferred shares and any other securities represented by your ADSs. The voting rights of holders of preferred shares are described in “—Item 9.A.7. Other rights— Voting Rights of Preferred Shares.”

Exhibit 2.2 – Page 19

As soon as practicable after receipt from us of notice of any meeting or solicitation of consents or proxies, the depositary will mail to you a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each ADR holder on the record date set by the depositary will be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the securities represented by the holder's ADSs and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us. Upon receipt of instructions of a holder in the manner and on or before the date established by the depositary for such purpose, the depositary will endeavor insofar as practicable and permitted under the provisions of or governing deposited securities to vote or cause to be voted the deposited securities represented by such holder's ADSs in accordance with such instructions. The depositary will not itself exercise any voting discretion in respect of any deposited securities.

We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Record Dates

The Depositary may, after consultation with us, if practicable, fix a record date, which, to the extent applicable, will be as near as practicable to any corresponding record date set by us for the determination of the ADS holders who will be responsible for the fee assessed by the depositary for administration of the ADS program and for any expenses provided for in the deposit agreement, as well as for the determination of the ADS holders who will be entitled to receive any distribution on or in respect of deposited securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such holders will be so entitled or obligated.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. Any amendments or supplements to the deposit agreement which impose or increase any fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or which otherwise materially prejudices any substantial existing rights of holders of ADSs do not become effective until the expiration of 30 days after notice of such amendment or supplement has been given to holders of ADSs. If a holder of ADSs continues to hold ADSs after being so notified, such ADS holder is deemed to agree to such amendment. Any amendments or supplements will be deemed not to prejudice any substantial rights or ADS holders if they (i) are reasonably necessary for the ADSs to be registered under the Securities Act or for the ADSs or preferred shares to be eligible for book-entry settlement, and (ii) in each case do not impose or increase the fees and charges you are required to pay. In addition, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

The deposit agreement cannot be amended to impair your right to withdraw the preferred shares represented by your ADSs (except in order to comply with mandatory provisions of applicable law).

The depositary may resign by delivery of written notice to us of its election to do so, and we may remove the depositary by delivery of written notice to the depositary of such removal. The depositary shall, upon our request, terminate the deposit agreement by distributing notice of such termination to holders of ADSs at least 30 days prior to the date of termination. If 90 days shall have expired after (i) the depositary shall have delivered to us a written notice of its election to resign, or (ii) we shall have delivered to the depositary a written notice of the removal of the depositary, and, in either case, a successor depositary shall not have been appointed and accepted its appointment, the depositary may terminate the deposit agreement by distributing notice of such termination to the holders of all ADSs then outstanding at least 30 days prior to the date fixed in such notice for such termination.

After termination, the depositary and its agents will perform no further acts under the deposit agreement except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. At any time after the date of termination, the depositary will sell the deposited securities and will thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the holders of ADSs who have not yet surrendered their ADSs. After making such sale, the depositary will have no further obligations in respect of the deposit agreement, except to account for such net proceeds and other cash.

Exhibit 2.2 – Page 20

Disclosure of Interests

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities and other securities, and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, all persons holding ADSs agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the depositary in its compliance with any instructions from us in respect thereof.

Books of Depositary

The depositary or its agent will maintain at a designated transfer office a register for the registration, registration of transfer, combination and split-up of ADSs. You may inspect such records at such office at all reasonable times but solely for the purpose of communicating with other holders in the interest of the business of our company or matters relating to the deposit agreement.

The depositary will maintain in New York facilities for the delivery and receipt of ADSs. The ADS register may be closed from time to time when deemed expedient by the depositary or requested by us.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary's obligations to you. Neither we nor the depositary nor our agents will be liable:

•	if any present or future law, rule, regulation, fiat, order or decree of the United States, the Federative Republic of Brazil or any other country, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond its control shall prevent or delay or cause any of us, the depositary or our agents to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provides shall be done or performed by it (including, without limitation, voting);

•	if it exercises or fails to exercise discretion under the deposit agreement, the ADRs or the provisions of or governing the preferred shares, including any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	if it performs its obligations without negligence or bad faith;

•	if it takes any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs, or any other person believed by it in good faith to be competent to give such advice or information;

•	if it fails to determine that it may be lawful or feasible to make rights available to holders in general or to any holder in particular;

•	if it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties;

•	for the inability by a holder of ADSs to benefit from any distribution or other benefit made available to holders of preferred shares but not, under the terms of the deposit agreement, made available to holders or any particular holder of ADSs; or

•	for any consequential or punitive damages for any breach of the deposit agreement.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system

Exhibit 2.2 – Page 21

in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of Citibank, N.A.

The depositary has no obligation to inform ADS holders or any other holders of an interest in an ADS about the requirements of Brazilian law, rules or regulations or any changes therein or thereto.

Neither the depositary nor any of its agents shall be liable to holders of ADSs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any holder of ADSs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners of ADSs on account of their ownership of ADSs or ADSs.

The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any holder or holders of ADRs, any ADS or ADSs or otherwise related to the deposit agreement to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary shall not incur liability for the content of any information submitted to it by us or on our behalf for distribution to the holders of ADSs or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us.

So long as it acted without bad faith or negligence, the depositary shall not be liable for any acts or omissions made by a successor or predecessor depositary.

The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote.

The depositary and its agents may own and deal in any class of securities or our company or our affiliates and in ADSs.

Pre-Release Transactions

The depositary may, in certain circumstances, issue ADSs before receiving a deposit of preferred shares. These transactions are commonly referred to as "pre-release transactions." Each pre-release transaction will be subject to a written agreement between the recipient of pre-released ADSs and the depositary providing that such recipient (a) represents that it owns the preferred shares that are to be delivered by the recipient under such pre-release transaction, (b) will indicate on its records that the depositary is the owner of such preferred shares and agrees to hold such preferred shares in trust for the benefit of the depositary until delivered to it, (c) guarantees to deliver such preferred shares to the depositary or custodian and (d) agrees to any additional restrictions or requirements of the depositary. In addition, each pre-release transaction will (i) at all times be fully collateralized with cash or U.S. government securities, (ii) be terminable by the depositary on not more than five business days' notice and (iii) be subject to such further indemnities and credit regulations as the depositary deems appropriate.

The depositary may also, in certain circumstances, deliver preferred shares prior to the receipt and cancellation of ADSs, provided that the person to whom such preferred shares are being delivered represents to the depositary that it is in the process of delivering ADSs for cancellation. These transactions are commonly referred to as "pre-cancellation transactions." Each pre-cancellation transaction will be subject to a written agreement between the recipient to whom preferred shares are to be delivered and the depositary providing that such recipient (a) represents that it owns the ADSs that are to be delivered by the recipient under such pre-cancellation transaction, (b) will indicate on its records that the depositary is the owner of such ADSs and agrees to hold such ADSs in trust for the

Exhibit 2.2 – Page 22

benefit of the depositary until delivered to it, (c) guarantees to deliver such ADSs to the depositary and (d) agrees to any additional restrictions or requirements of the depositary. In addition, each pre-cancellation transaction will (i) at all times be fully collateralized with cash or U.S. government securities, (ii) be terminable by the depositary on not more than five business days' notice and (iii) be subject to such further indemnities and credit regulations as the depositary deems appropriate.

The aggregate number of ADSs involved in pre-release transactions or pre-cancellation transactions at any one time shall not normally be more than 30% of all outstanding ADSs (excluding those ADSs outstanding as a result of pre-release transactions), provided that the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing.

Taxes

You will be responsible for the taxes and other governmental charges payable by the custodian or the depositary with respect to the ADSs, ADRs, any deposited securities or other property represented by the ADSs or any distributions thereon. We, the depositary or the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and shall distribute any remaining net proceeds or the balance of such property or securities to the holders entitled thereto. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to effect any registration, registration of transfer, split-up or combination of ADRs or any withdrawal of deposited securities until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian and our respective directors, employees, agents and affiliates for any claims with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you.

Available Information

The deposit agreement, the provisions of or governing deposited securities and any written communications from us, which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities, are available for inspection by ADS holders at the offices of the depositary.

Governing Law

The deposit agreement is governed by and shall be construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

Registered Capital

An electronic registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. If a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary's registration for five business days after such exchange, following which such holder must seek to obtain its own electronic registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless such holder is a duly qualified investor under Resolution No. 2,689 and obtains its own electronic registration. CMN Resolution No. 4,373 will replace both CMN Resolution No. 1,927 and CMN Resolution No. 2,689 as of March 30, 2015. Further rules will be issued by CVM and the Central Bank regulating foreign investments in ADSs, including

Exhibit 2.2 – Page 23

with regard to the exchange of ADSs for preferred shares and the remittance of funds arising from the sale of these preferred shares.

Exhibit 2.2 – Page 24